Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations in conjunction with the condensed consolidated financial statements and related notes of King Digital Entertainment plc included elsewhere in this Form 6-K and our audited consolidated financial statements included in our final prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, as filed with the Securities and Exchange Commission on March 27, 2014 (Final Prospectus). Our financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Our historical results are not necessarily indicative of the results that should be expected in the future. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” or similar expressions to identify forward-looking statements. Our actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the “Risk Factors” section in our Final Prospectus and those included elsewhere in this Form 6-K.

Overview

We are a leading interactive entertainment company for the mobile world. Our mission is to provide highly engaging content to our audience to match their mobile lifestyles: anywhere, anytime and on any device. We develop and publish casual games on digital platforms embedded with social features that enhance the player experience. Our games are available for free, while players can purchase virtual items priced relative to the entertainment value they provide.

Business Highlights

In the quarter ended March 31, 2014, an average of 143 million daily active users (DAUs) played our games more than 1.4 billion times per day. From their launch to March 31, 2014, our games have been installed more than 1.4 billion times on Facebook and our mobile platforms. As of March 31, 2014, we had three games in the top 10 grossing games on Apple’s App Store and the Google Play Store in the United States, our largest market, and worldwide on Facebook.

Network retention and growth are core to our strategy, which we focus on by building long-term relationships with our players through continuous development of engaging, advertisement-free content. In the quarter ended March 31, 2014, our most notable game launch was Farm Heroes Saga on mobile, which reached the top 10 grossing charts on Apple’s App Store and the Google Play Store in the United States in less than two weeks demonstrating the power of our network.

Our top games measured by total average DAUs and game plays in the quarter ended March 31, 2014, compared to the quarter ended December 31, 2013 are as follows:

	Quarter Ended
	Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31,
(in millions)	2014	2013	2014	2013
			Average daily game
	Average DAUs		plays
Candy Crush Saga	96	91	1,056	1,033
Farm Heroes Saga	20	9	189	68
Pet Rescue Saga	15	15	132	131
Bubble Witch Saga	3	3	23	24

Gross bookings increased by $9 million, or 1%, to $641 million in the quarter ended March 31, 2014, from $632 million in the quarter ended December 31, 2013. We have maintained relatively consistent levels of gross bookings for the quarter as compared to the prior quarter, while reducing our gross bookings concentration. Candy Crush Saga, accounted for 67% of our gross bookings in the quarter ended March 31, 2014 compared to 78% in the quarter ended December 31, 2013. In future periods, we expect Candy Crush Saga to represent a smaller percentage of our total gross bookings as we continue to diversify our game portfolio. In the quarter ended March 31, 2014, 75% of our gross bookings were derived from our mobile audience.

We believe our franchises are built to last. Our most mature franchise has continued to maintain relatively high gross bookings 24 months after reaching its highest grossing month. In March 2014, it had 75% of its peak month’s gross bookings. We believe this franchise longevity is as a result of the release of new levels and content, and cross-promotion to players of our existing game portfolio.

Along with releasing over 280 additional levels in our existing games, we launched the following games since December 31, 2013:

•	Farm Heroes Saga on mobile in January 2014;

•	Diamond Digger Saga on Facebook in April 2014; and

•	Four additional game IPs on royalgames.com.

We have recently announced that we will launch a localized version of Candy Crush Saga for the Chinese market exclusively with Tencent Holdings Limited.

Additionally, we have opened a new game studio in Berlin, Germany to further support our growth and game development.

How We Generate Revenue

We generate substantially all of our revenue through the sale of virtual items. While our players are able to enjoy our games for free, we generate revenue by selling virtual items to a subset of players who wish to enhance their entertainment experience. We offer a range of virtual items to our customers. These currently include entertainment time, where players can extend the duration of their game session; skill enhancements, where players can buy a wide variety of boosters that help them to progress; and access to content, where players can pay to unlock new episodes. Our approach is to make our pricing transparent and consistent throughout the game journey and includes multiple opportunities to buy virtual items. A typical “consumable” virtual item is used immediately, priced at approximately $1 and revenue is recognized upon the consumption, which approximates its time of purchase. The majority of our sales of virtual items are consumable in nature. We believe that targeting a modest share of our customer’s entertainment spend drives game longevity and customer loyalty, and is the most effective way of building a sustainable business over the long term.

Most of the purchases of virtual items are currently processed by the platform provider used by the individual player. Nearly all purchases of virtual items were made through Apple’s iOS, Google’s Android, Amazon’s Kindle and Facebook platforms during the quarter ended March 31, 2014. These platforms typically charge us a fee for their payment processing infrastructure services. We recognize our sales on a gross basis and record a corresponding cost of revenue for the amount paid to our payment processing partners.

As of March 31, 2014, in all our games on social platforms and in some games on mobile platforms, players receive virtual currency upon installing a game and throughout gameplay can purchase additional virtual currency. Our virtual currency can only be redeemed for virtual items and cannot be withdrawn. Virtual currency purchased in one of our games cannot be used in another of our games. Amounts collected from the sale of virtual currency are deferred and recognized as the player uses the virtual items purchased with the virtual currency.

We also generate a portion of our revenue from skill tournaments on our royalgames.com website. We retain a portion of the game and tournament entry fees players pay as revenue. In the quarter ended March 31, 2014, revenue from these skill tournaments represented 1% of our revenue.

Key Business Metrics

We use the following key financial and operating metrics to evaluate and manage our business on an ongoing basis, which we believe are useful for investors to compare key financial data both within and across reporting periods:

•	Financial Metrics

•	Gross Bookings

•	Revenue

•	Adjusted EBITDA

•	Adjusted EBITDA margin

•	Adjusted Profit

•	Operating Metrics

•	Monthly Active Users (MAUs)

•	Daily Active Users (DAUs)

•	Monthly Unique Users (MUUs)

•	Monthly Unique Payers (MUPs)

•	Monthly Gross Average Bookings per Paying User (MGABPPU)

Key Financial Metrics

Gross Bookings and Revenue. We define gross bookings as the total amount paid by our users for virtual items and for access to skill tournaments. We believe that this metric provides a meaningful measurement of our business performance during a particular period because it measures the total cash spend by our players in the period. Gross bookings is not computed in accordance with IFRS and its most comparable IFRS measure is revenue. While we believe that this financial measure provides a meaningful measurement of our business performance, this information should be considered as supplemental in nature and is not meant as a substitute for revenue recognized in accordance with IFRS. Prior to June 2013, gross bookings included amounts collected for advertising space sold which have subsequently become immaterial. The following table reflects the reconciliation of revenue to gross bookings for each of the periods indicated (in thousands):

	Quarter Ended
	Mar. 31,	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,
	2014	2013	2013	2013	2013
Reconciliation of Revenue to Gross Bookings:
Revenue	$606,709	$601,715	$621,196	$455,472	$205,918
Sales tax	34,714	31,530	30,085	23,338	14,735
Other revenue(1)	(2,499)	(2,442)	(4,153)	(4,825)	(3,497)
Movement in player wallet and other adjustments(2)	1,300	1,599	1,337	1,208	1,339
Change in deferred revenue	865	(276)	(285)	5,726	101

Gross bookings	$641,089	$632,126	$648,180	$480,919	$218,596

(1)	Other revenue includes other marketing-related rebates from platform providers, European Union sales tax rebates from platform providers.
(2)	Calculated as the change of the net withdrawable cash balance in skill tournament players’ accounts after adjustments for tournament fees, deposits, withdrawals, chargebacks and confiscated funds.

Gross bookings in the quarter ended March 31, 2014 slightly increased compared to the quarter ended December 31, 2013 by $9 million, or 1%. This increase was primarily due to incremental mobile gross bookings generated from Farm Heroes Saga, which was launched early in the quarter, partially offset by the decrease in Candy Crush Saga gross bookings. Candy Crush Saga accounted for 67% of our gross bookings in the quarter ended March 31, 2014 compared to 78% in the quarter ended December 31, 2013. In future periods, we expect Candy Crush Saga to represent a smaller percentage of our gross bookings as we continue to diversify our game portfolio.

Revenue in the quarter ended March 31, 2014 slightly increased compared to the quarter ended December 31, 2013 by $5 million, or 1%. The key drivers of this increase were consistent with those affecting gross bookings.

Adjusted EBITDA and Adjusted EBITDA Margin. Adjusted EBITDA and adjusted EBITDA margin are non-GAAP financial measures that are not calculated in accordance with IFRS. We define adjusted EBITDA as profit, adjusted for income tax expense, other (income) expense, net finance (income) costs, depreciation, amortization, share-based and other equity-related compensation (including social security tax charges associated therewith) and changes in deferred revenue. We define adjusted EBITDA margin as adjusted EBITDA as a percentage of adjusted revenue. We believe that adjusted EBITDA and adjusted EBITDA margin are useful metrics for investors to understand and evaluate our operating results and ongoing profitability because it permits investors to evaluate our recurring profitability from our ongoing operating activities. We also use these measures internally to establish forecasts, budgets and operational goals and to manage and monitor our business, as well as evaluating our ongoing and historical performance. Adjusted EBITDA and adjusted EBITDA margin have certain limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under IFRS. These limitations include:

•	adjusted EBITDA does not include the change in deferred revenue, other (income) expense, which includes foreign exchange gains and losses;

•	adjusted EBITDA does not include share-based and other equity-related compensation expense (includes social security tax charges associated therewith) and periodic charges; and

•	other companies, including companies in our industry, may calculate adjusted EBITDA differently or not at all, limiting its usefulness as a direct comparative measure.

The following table reflects the reconciliation of profit to adjusted EBITDA for each of the periods indicated (in thousands, except percentage data):

	Quarter Ended
	Mar. 31,	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,
	2014	2013	2013	2013	2013
Reconciliation of Profit to Adjusted EBITDA:
Profit	$127,199	$159,246	$229,782	$125,915	$52,651
Add:
Income tax expense	34,012	47,583	56,914	29,254	12,930
Other (income) expense, net	5,466	688	675	267	(589)
Net finance (income) costs	268	(54)	1,795	(7)	(3)
Share-based and other equity-related compensation(1)	78,016	59,599	(485)	21,654	15,298
Change in deferred revenue	865	(276)	(285)	5,726	101
Depreciation and amortization	2,765	2,186	1,798	1,345	1,034

Adjusted EBITDA	$248,591	$268,972	$290,194	$184,154	$81,422

Adjusted EBITDA margin	41%	45%	47%	40%	40%

Adjusted Profit. Adjusted profit is a non-GAAP financial measure that is not calculated in accordance with IFRS. We define adjusted profit as profit, adjusted for share-based and other equity-related compensation (including social security tax charges associated therewith), changes in deferred revenue and amortization of acquired intangible assets. Other companies, in our industry, may calculate adjusted profit differently or not at all, limiting its usefulness as a direct comparative measure.

The following table reflects the reconciliation of profit to adjusted profit for each of the periods indicated (in thousands):

	Quarter Ended
	Mar. 31, 2014	Dec. 31, 2013	Sep. 30, 2013	Jun. 30, 2013	Mar. 31, 2013
Reconciliation of Profit to Adjusted Profit:
Profit	$127,199	$159,246	$229,782	$125,915	$52,651
Add:
Share-based and other equity-related compensation(1)	78,016	59,599	(485)	21,654	15,298
Change in deferred revenue	865	(276)	(285)	5,726	101
Amortization on intangible assets acquired	30	30	30	30	30
Tax effect of adjustments	(18,230)	(13,748)	142	(5,257)	(2,959)

Adjusted Profit	$187,880	$204,851	$229,184	$148,068	$65,121

(1)	Includes the vested portion of special cash grants made in the quarter ended December 31, 2013 and the quarter ended March 31, 2014, on a per share or per award basis to personnel and directors who held equity securities or other share-based incentive awards at the time of the grant. $35 million of these special grants have been paid in April 2014. Any unvested portion will be paid, subsequently over the remaining vesting period of the underlying equity of award. No such future grants are currently expected. For more information, see “—Dividends and Other Payments.”

The following table reflects the reconciliation of revenue to adjusted revenue for each of the periods indicated (in thousands):

	Quarter Ended
	Mar. 31,	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,
	2014	2013	2013	2013	2013
Reconciliation of Revenue to Adjusted Revenue:
Revenue	$606,709	$601,715	$621,196	$455,472	$205,918
Change in deferred revenue	865	(276)	(285)	5,726	101

Adjusted revenue	$607,574	$601,439	$620,911	$461,198	$206,019

        Adjusted EBITDA decreased from $269 million in the quarter ended December 31, 2013 and increased from $81 million in the quarter ended March 31, 2013 to $249 million in the quarter ended March 31, 2014. The decline from the previous quarter was primarily due to planned increases in performance marketing spend to coincide with the launch of Farm Heroes Saga on mobile in January 2014 and increased investment in permanent and temporary headcount. Adjusted EBITDA margin decreased from 45% in the quarter ended December 31, 2013 and increased from 40% in the quarter ended March 31, 2013 to 41% in the year ended March 31, 2014.

Adjusted profit decreased from $205 million in the quarter ended December 31, 2013 and increased from $65 million in the quarter ended March 31, 2013 to $188 million in the quarter ended March 31, 2014. The reasons for these changes were consistent with those affecting adjusted EBITDA.

Key Operating Metrics

We track a variety of operating metrics to measure our ability to grow, retain and monetize our user network. These metrics are shown on a sequential quarterly basis for the past five quarters to be consistent with how we track and monitor our key operating metrics internally. For our calculation of non-unique user metrics, an individual who either plays two of our games on a single platform or device, or the same game on two platforms or devices in the relevant period would be counted as two users. For our calculation of unique user metrics, we do not de-duplicate user data, so that a user who plays our games on multiple platforms or devices in the relevant period will be counted as a unique user for each platform or device on which the user played during the period. However, due to certain technological limitations, a user who plays on more than one platform or device will likely be counted more than once as a unique user.

Monthly Active Users (MAUs). We monitor MAUs as a key measure of the overall size of our network of users and as a measure of their regular engagement with our portfolio of games. MAUs are the number of individuals who played a particular game in the 30-day period ending with the measurement date. We calculate average MAUs by adding the total number of active users as of the end of each month in a given period and dividing by the number of months in the period.

	Quarter Ended
	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
(in millions)	2014	2013	2013	2013	2013
Average MAUs	481	408	361	265	138

Average MAUs increased by 73 million, or 18%, to 481 million in the quarter ended March 31, 2014 from 408 million in the quarter ended December 31, 2013. Average MAUs increased by 343 million, or 249%, to 481 million in the quarter ended March 31, 2014 from 138 million in the quarter ended March 31, 2013. We believe the increase in MAUs reflect the continued growth of our player network coupled with a greater number of games being installed and played by our existing player base. We believe this increased activity is primarily due to our introduction of additional games, our release of new content for existing games, our geographic expansion and the overall growth in consumer usage of mobile devices.

Daily Active Users (DAUs). We monitor DAUs as a key measure of our active player audience. DAUs are the number of individuals who played one of our games during a particular day. We calculate average DAUs by adding the total number of DAUs for each day in a period and dividing by the number of days in the period.

	Quarter Ended
	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
(in millions)	2014	2013	2013	2013	2013
Average DAUs	143	124	109	76	36

Average DAUs increased by 19 million, or 15%, to 143 million in the quarter ended March 31, 2014 from 124 million in the quarter ended December 31, 2013. Average DAUs increased by 107 million, or 297%, to 143 million in the quarter ended March 31, 2014 from 36 million in the quarter ended March 31, 2013. We believe that increases in DAUs have had a positive impact on our overall gross bookings as a larger audience creates more opportunities for monetization. We believe the reasons for the growth in our DAUs were consistent with the factors driving the growth in our MAUs.

Monthly Unique Users (MUUs). We monitor MUUs as a key measure of total network reach across our games. MUUs are the number of unique individuals who played any of our games on a particular platform in the 30-day period ending with the measurement date. We calculate average MUUs by adding the total number of unique users as of the end of each month in a given period and dividing by the number of months in the period.

	Quarter Ended
	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
(in millions)	2014	2013	2013	2013	2013
Average MUUs	352	304	269	194	101

Average MUUs increased by 48 million, or 16%, to 352 million in the quarter ended March 31, 2014 from 304 million in the quarter ended December 31, 2013. Average MUUs increased by 251 million, or 249%, to 352 million in the quarter ended March 31, 2014 from 101 million in the quarter ended March 31, 2013. We believe that the growth in our MUUs is as a result of targeted acquisition efforts outside our traditional markets in North America and Western Europe as well as our continued focus on player retention.

We expect our growth in MAUs, MUUs and DAUs to slow in future periods as the size of our player network increases and we achieve greater market penetration.

Monthly Unique Payers (MUPs). We monitor MUPs as a key measure of total paid network reach across our network of games. MUPs are the number of unique individuals who made a purchase of a virtual item at least once on a particular platform in the 30-day period ending with the measurement date. We calculate average MUPs by adding the total number of unique payers as of the end of each month in a period and dividing by the number of months in the period. Average MUPs for periods prior to April 2013 exclude Google’s Android payers due to technological limitations.

	Quarter Ended
	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
(in thousands)	2014	2013	2013	2013	2013
Average MUPs	11,859	12,165	13,012	10,339	4,095

Average MUPs decreased 3% in the quarter ended March 31, 2014 compared to the quarter ended December 31, 2013. We believe the movement is as a result of less payment activity among occasional payers in our earlier Saga games, such as Bubble Witch Saga and Candy Crush Saga, in North America where we have enjoyed a rapid proliferation of network and payer growth. However, we have noted an increase in the number of payers playing in more than one game. These more engaged payers are now driving an increase in average spend per paying player, or MGABPPU, as discussed further below. Additionally, as we introduce virtual currency in our games, we believe that our players monetize less frequently when large packages of virtual currency are purchased and used over extended periods. Average MUPs increased by 8 million, or 190%, to 12 million in the quarter ended March 31, 2014 from 4 million in the quarter ended March 31, 2013. We believe the reasons for this growth in our MUPs were consistent with the factors driving the growth in our MAUs and MUUs, as well as improved in-game monetization.

Monthly Gross Average Bookings per Paying User (MGABPPU). We monitor MGABPPU as a key measure of overall monetization across our network on a monthly basis. MGABPPU is calculated by dividing (1) our total gross bookings in a given period by (2) the number of months in that period, divided by (3) the average number of MUPs during the period.

	Quarter Ended
	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
	2014	2013	2013	2013	2013
MGABPPU	$18.02	$17.32	$16.60	$15.51	$15.92

MGABPPU increased by $0.70, or 4%, from $17.32 in the quarter ended December 31, 2013 to $18.02 in the quarter ended March 31, 2014. MGABPPU increased by $2.10, or 13%, from $15.92 in the quarter ended March 31, 2013 to $18.02 in the quarter ended March 31, 2014. Additionally, we believe that an increase in our payers who play in more than one game as well as the introduction of virtual currency in some of our games, which creates the opportunity to transact at higher amounts, had a positive impact on our MGABPPU.

Components of Cost and Expenses

Cost of Revenue

Our cost of revenue primarily consists of direct expenses incurred in order to generate revenue from our games. This primarily includes amounts charged by our platform service providers, and also includes payments for third-party licensed intellectual property usage related to audio content, fees paid to payment processing providers, salaries, bonuses, benefits and share-based and other equity-related compensation for our customer support and infrastructure teams. We expect cost of revenue to increase proportionally with revenue as we enter new markets for the foreseeable future. As we expand our mobile and social platform opportunities globally this may change in the future.

Research and Development

Our research and development expenses primarily consist of salaries, bonuses, benefits and share-based and other equity-related compensation for our engineers and associated developers. In addition, research and development expenses include outside services and consulting, as well as allocated facilities and other overhead costs.

Costs associated with maintaining our computer software and associated infrastructure are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of our identifiable and unique games are recognized as intangible assets, and amortized within research and development expense over an 18-month period for our mobile and social games, and over a three-year period for our skill tournaments.

We believe continued investment in enhancing existing games and developing new games is extremely important to achieve our strategic objectives. As a result, we expect research and development expenses to increase for the foreseeable future as we expand and grow our business.

Sales and Marketing

Our sales and marketing expenses primarily consist of performance marketing related to player acquisition across a variety of mobile and media platforms worldwide. Sales and marketing also includes salaries, bonuses, benefits and share-based and other equity-related compensation for our sales and marketing colleagues, as well as consulting fees. In addition, sales and marketing expenses include general marketing, branding, advertising and public relations costs, as well as allocated facilities and other overhead costs. Our plan is to continue to invest in sales and marketing to retain and grow our network, and to continue building brand awareness, subject to the rigorous application of our rules-based process to achieve our required returns on investment. As a result, we expect sales and marketing expenses to increase for the foreseeable future as we grow our business.

General and Administrative

Our general and administrative expenses primarily consist of salaries, bonuses, benefits and share-based and other equity-related compensation for our executive, finance, legal, information technology, human resources and other administrative colleagues, and outside consulting, legal and accounting services, as well as facilities and other overhead costs not allocated to other areas across the business. In addition, general and administrative expenses include all of our depreciation expenses, as well as our non-game amortization. We expect that our general and administrative expenses will increase for the foreseeable future as we grow our business, as well as to cover the additional cost and expenses associated with being a publicly-listed company.

Net Finance Income (Cost)

Net finance income (cost) consists primarily of arrangement and other fees incurred to secure our asset-based loan facility (ABL Credit Facility). In periods in which we have borrowings under the ABL Credit Facility, net finance income (cost) will include interest payable on outstanding borrowings and loan fees. Net finance income (cost) also includes interest income earned on our cash and cash equivalents.

Tax Expense

Tax expense consists of income taxes in the various jurisdictions where we are subject to taxation. Our historical effective tax rate has fluctuated based on our financial results, as well as the product mix and geographic breakdown of operations and sales, but is expected to be steady in the future within a range of 15—22%, subject to the tax regimes in which we operate remaining consistent with their current arrangements.

Results of Operations

The following table summarizes our consolidated statements of operations data:

	Three Months Ended March 31,
	2014	2013
Consolidated Statements of Operations Data:
(in thousands)
Revenue	$606,709	$205,918
Costs and expenses (1):
Cost of revenue	195,996	64,014
Research and development	46,757	22,183
Sales and marketing	129,099	47,629
General and administrative	73,378	6,514

Total costs and expenses	445,230	140,340

Total revenue less expenses	161,479	65,578
Net finance income (costs)	(268)	3

Profit before tax	161,211	65,581
Tax expense	34,012	12,930

Profit	$127,199	$52,651

(1)	Costs and expenses include share-based and other equity-related compensation expense as follows (in thousands):

	Three Months Ended March 31,
	2014	2013
Share-based and other equity-related compensation:
Cost of revenue	$4,066	$1,123
Research and development	25,752	13,271
Sales and marketing	5,585	453
General and administrative	42,613	451

Total share-based and other equity-related compensation expense	$78,016	$15,298

The following table summarizes our historical consolidated annual statements of operations data as a percentage of revenue for the periods shown:

	Three Months Ended March 31,
	2014	2013
Consolidated Statements of Operations Data:
Revenue	100%	100%
Costs and expenses (1):
Cost of revenue	32	31
Research and development	8	11
Sales and marketing	21	23
General and administrative	12	3

Total costs and expenses	73	68

Total revenue less expenses	27	32
Net finance income (costs)	—	—

Profit before tax	27	32
Tax expense	6	6

Profit	21%	26%

(1)	Costs and expenses include the following share-based and other equity-related compensation expense as follows as a percentage of revenue:

	Three Months Ended March 31,
	2014	2013
Share-based and other equity-related compensation:
Cost of revenue	1%	1%
Research and development	4	6
Sales and marketing	1	—
General and administrative	7	—

Total share-based and other equity-related compensation expense	13%	7%

Revenue

	Three Months Ended
	March 31,
	2014	2013	% Change
(dollars in thousands)
Mobile revenue	$453,147	$117,242	287%
Web revenue	152,695	81,392	88%
Other revenue	867	7,284	(88%)

Revenue	$606,709	$205,918	195%

Revenue. Revenue increased $401 million in the quarter ended March 31, 2014, compared to the same period of the prior year. Mobile revenue increased by $336 million to $453 million in the quarter ended March 31, 2014 from $117 million in same period of the prior year. Web revenue increased by $71 million to $153 million in the quarter ended March 31, 2014 from $81 million in the same period of the prior year. Both mobile and web revenue were positively impacted by increased mobile and social usage, largely driven, particularly in mobile, by the growth and success of Candy Crush Saga and Farm Heroes Saga. From the quarter ended March 31, 2013 to the quarter ended March 31, 2014, deferred revenue related to in-period bookings increased from $4 million to $10 million due to an increase in revenue, but declined as a proportion of adjusted revenue.

Costs and Expenses

Cost of Revenue

	Three Months Ended
	March 31,
	2014	2013	% Change
(dollars in thousands)
Cost of revenue	$195,996	$64,014	206%
Percentage of revenue	32%	31%

Cost of revenue increased by $132 million in the quarter ended March 31, 2014, compared to the same period of the prior year. This increase was driven by a $128 million increase in amounts charged by our mobile and social platform partners, in line with our growth in revenue. Cost of revenue as a percentage of revenue increased to 32% for the quarter ended March 31, 2014, from 31% for the quarter ended March 31, 2013.

Research and Development

	Three Months Ended
	March 31,
	2014	2013	% Change
(dollars in thousands)
Research and development	$46,757	$22,183	111%
Percentage of revenue	8%	11%

Research and development expenses increased by $25 million in the quarter ended March 31, 2014, compared to the same period of the prior year. This reflected a $23 million increase in headcount-related expenses, including $12 million increase in share-based and other equity-related compensation expense. In addition, we capitalized $2 million of game development costs during the quarter ended March 31, 2014, an increase of $1 million from the same period in the prior year.

Sales and Marketing

	Three Months Ended
	March 31,
	2014	2013	% Change
(dollars in thousands)
Sales and marketing	$129,099	$47,629	171%
Percentage of revenue	21%	23%

Sales and marketing expenses increased by $81 million in the quarter ended March 31, 2014, compared to the same period of the prior year. This increase was primarily attributable to $72 million increase in performance marketing spend focused on user acquisition. Sales and marketing expenses as a percentage of revenue decreased to 21% for the quarter ended March 31, 2014 from 23% of revenue for the quarter ended March 31, 2013.

General and Administrative

	Three Months Ended
	March 31,
	2014	2013	% Change
(dollars in thousands)
General and administrative	$73,378	$6,514	1026%
Percentage of revenue	12%	3%

General and administrative expenses increased by $67 million in the quarter ended March 31, 2014, compared to the same period of the prior year. This increase was primarily driven by a $49 million increase in headcount-related, growth and expansion expenses, including a $42 million increase in share-based and other equity-related compensation expense and a $7 million increase in professional and consulting fees related to our corporate restructuring and initial public offering. General and administrative expenses increased from 3% of revenue in the quarter ended March 31, 2013 to 12% of revenue in the quarter ended March 31, 2014.

Net Finance Income (Costs)

	Three Months Ended
	March 31,
	2014	2013	% Change
(dollars in thousands)
Net finance income (costs)	$(268)	$3	(9033%)

Net finance income (costs) was $(0.3) million in the quarter ended March 31, 2014, compared to an immaterial amount in the year ended March 31, 2013. This reflects the cost related to the ABL Credit Facility, which we entered into in late 2013.

Tax Expense

	Three Months Ended
	March 31,
	2014	2013	% Change
(dollars in thousands)
Tax expense	$34,012	$12,930	163%
Effective tax rate	21%	20%

Tax expense was $34 million in the quarter ended March 31, 2014, compared to $13 million for the same period in the prior year, representing effective tax rates of 21% and 20%, respectively.

Liquidity and Capital Resources

	Three Months Ended
	March 31,
	2014	2013
Consolidated Statement of Cash Flows and Data:
(in thousands)
Capital expenditures(1)	8,403	3,486
Net cash generated from operating activities	$164,176	$27,932
Net cash flows used in investing activities	(9,553)	(3,486)
Net cash flows from financing activities	114,082	—

(1)	Includes purchases of property, plant and equipment and intangible assets.

As of March 31, 2014, we had cash and cash equivalents of $678 million, which consisted of $675 million of cash and cash equivalents maintained at various financial institutions and $3 million held on behalf of customers who maintain accounts with us for tournament play.

We believe that our existing cash and cash equivalents, together with cash internally generated from ongoing operations, will be sufficient to fund our operations and capital expenditures for at least the next 12 months and beyond. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, introduction of new games to mobile and social platforms, new studios and acquisitions of other companies. To the extent that existing cash and cash equivalents are insufficient to fund our future activities, we may need to raise additional funds.

We will repatriate cash from our subsidiaries by repayment of intercompany balances. We do not intend to repatriate cash in the form of dividend distributions or any other form of taxable payment. Accordingly, we do not expect tax would arise in Ireland in connection with the repatriation of cash from foreign subsidiaries. However, any repatriation of cash in the form of a taxable payment, such as a dividend distribution, would be subject to taxation at the Irish statutory tax rate, which is currently 12.5%.

Operating Activities

Operating activities provided $164 million of cash in the quarter ended March 31, 2014. The cash flow from operating activities primarily came from $161 million of profit before tax, adjusted for $46 million of non-cash items, changes in our working capital and $64 million of tax paid in the period. The increase in our working capital of $21 million of cash in the quarter ended March 31, 2014, was primarily due to a $10 million increase in trade and other receivables, partially offset by a $30 million increase in trade and other payables.

Operating activities provided $28 million of cash in the quarter ended March 31, 2013. The cash flow from operating activities primarily came from $66 million of profit before tax, adjusted for $13 million of non-cash items and changes in our working capital. Changes in our working capital used $51 million of cash in the first quarter of 2013, primarily due to an increase of $19 million in trade and other receivables, partially offset by a $70 million increase in trade and other payables due to higher performance marketing expenditure, in particular due to our expansion on both mobile and social platforms during the period.

Investing Activities

Our main capital investing activities historically have consisted of the purchases of office equipment, leasehold improvements, computer hardware, domain names, computer software, patents, and internally developed software. We estimate that our ongoing capital requirements will scale proportionately with the overall size of the business, but will remain a small percentage of the overall cash generated by the business.

We also capitalize the cost of game development as an intangible asset prior to launch of the game and amortize those costs over the expected useful lives of the games.

We used $6 million and $2 million to purchase property, plant and equipment in the quarter ended March 31, 2014 and 2013, respectively. We also spent $2 million and $2 million to purchase intangible assets in the quarter ended March 31, 2014 and 2013, respectively.

Financing Activities

Financing activities provided $114 million in the first quarter of 2014, primarily from $329 million net proceeds from the initial public offering, $3 million proceeds from new share issues, offset by the $217 million dividend payment and $1 million repurchase of shares during the quarter.

No financing activities occurred during the same quarter of 2013.

Credit Facility

The ABL Credit Facility contains a number of covenants that, among other things, restrict our ability and the ability of our subsidiaries, subject to specified exceptions, to incur additional liens; make investments; incur additional debt; merge, dissolve, liquidate or consolidate with or into another entity; sell or dispose of assets; and engage in transactions with affiliates. We are required to maintain a consolidated fixed-charge coverage ratio of 1.00 to 1.00 if excess availability under the ABL Credit Facility is less than the greater of $10 million and 10.0% of the revolving credit commitments at any time over the facility term which ends October 2018. As of May 7, 2014, there were no outstanding loans or issued letters of credit under the ABL Credit Facility and as of March 31, 2014, we had approximately $130 million available for borrowing under the ABL Credit Facility.

Dividends and Other Payments

On January 31, 2014, our board of directors declared a dividend of $1.987 per share with respect to our equity securities that are eligible to receive dividends, amounting to a total dividend of $217 million in aggregate, which was paid on February 6, 2014.

Certain of our equity securities and other share-based incentive awards are not eligible to receive dividends. As a result, on October 21, 2013 and January 31, 2014, our board of directors approved aggregate special cash grants of $28 million and $31 million, respectively, to our current personnel and directors that hold such securities and awards. These special grants are being recognized in the consolidated statement of operations over the vesting period of the underlying equity securities or awards. The vested portion of this grant was paid in April 2014, with the remaining portion paid, subsequently, over the vesting period.

In addition, April 2014, we paid $29 million to employees who held our discretionary bonus units, which represents 50% of the aggregate amounts payable under these incentive arrangements. The remaining 50% will be payable in the first quarter of 2015, provided such employees are still employed by us at that time.

Off Balance Sheet Arrangements

As of March 31, 2014, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

There have been no material changes to the critical accounting policies and estimates are compared to the critical accounting policies and estimates described in the historical consolidated financial statements of the Final Prospectus.

Quantitative and Qualitative Disclosures About Market Risk

During the quarter ended March 31, 2014, there were no significant changes to our quantitative and qualitative disclosures about market risk. Please refer to, ‘Quantitative and Qualitative Disclosure About Market Risk” included in our Final Prospectus for a more complete discussion on the market risks we encounter.

Recently Issued and Adopted Accounting Standards

For information with respect to recent accounting pronouncements and the impact of these pronouncements on our financial statements, see Note 3, in the accompanying notes to the condensed consolidated financial statements included elsewhere in this Form 6-K.